Exhibit 99.1

Hi everyone,

My name is Lauren Zakarian-Cogswell and I’m a Director on the acquisitions team here at Masterworks.

Our latest offering is a painting by the exciting, contemporary female artist Shara Hughes. The Brooklyn-based artist is most recognized for her vibrant, imagined landscapes and surreal interiors.

In 2021, Shara Hughes’ took the art world by storm when auction turnover for her work totaled over $10 million, ranking her among the top 200 artists worldwide for the first time. According to an ArtTactic report from October 2022, with auction prices for Hughes’ work having reached approximately $19 million year to date, representing a 141.6% increase year over year. At these levels, the artist accounts for 37% of all 2022 auction sales by young female artists, a buoyant subsection of the contemporary and ultra contemporary sector.

To provide investment quality paintings by the artist, our acquisitions team has reviewed nearly 30 examples of Hughes’ work from around the world, many of which are priced in excess of $1 million. Of these examples, this is the first we have selected to be offered on the Masterworks platform.

Executed in 2018, the current offering is titled, “xGxextxtxixnxgx xOxuxtx xFxrxoxmx xUxnxdxexrx.” The Painting depicts an abstracted mountainous landscape — a surreal scene created entirely from Hughes’ imagination. The composition recalls the bright, fantastical landscapes of artists such as David Hockney and Henri Matisse.

As of October 2022, “invented” landscapes similar in both period and scale to the Offering have achieved prices in excess of $1.5 million at auction and represent the artist’s top three auction records. These include “Spins from Swiss” (2017), which sold for $2.9 million at Christie’s, New York in May of 2022, “Naked Lady” (2019), which sold for $2.7 million at Sotheby’s, London in March of 2022, and finally, “Ignoring the Present” (2018), which sold for $1.7 million at Sotheby’s, New York in March of 2022.

Between October 2018 and October 2022, auction sales of similar works to our offering have increased at an estimated annualized appreciation rate of 56.5%.